MAIL STOP 3561



								June 17, 2005




Richard D. Propper
Chairman of the Board
Chardan China Acquisition Corp. II

Jiangnan Huang
Chairman of the Board
Chardan China Acquisition Corp. III

625 Broadway
Suite 1111
San Diego, CA  92101


RE:	Chardan China Acquisition Corp. II
	Registration Statement on Form S-1
	Filed May 17, 2005
      File No. 333-125016

      Chardan China Acquisition Corp. III
	Registration Statement on Form S-1
	Filed May 17, 2005
      File No. 333-125018

Dear Messrs. Propper and Huang:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Prior to the effectiveness of these registration statements, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in these offerings.

2. Provide disclosure in a prominent place in the prospectus
(e.g.,
the Summary) detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in these offerings. In this regard, please explain the last sentence of the next to last paragraph under "Use of proceeds."
Please disclose any limits on remuneration paid following a combination. If none, please disclose. Discuss the fees that may or will be paid to officers and directors after a business combination.
Add a risk factor.  We may have further comment.


Summary, page 1

Redemption
3. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders in order for the redemption rights to apply.

4. We note the statement that you will not proceed with a business combination if a majority of public stockholders fail to vote in favor of the combination and public stockholders owning 20% or more of the shares sold in this offering vote against the combination and exercise their conversion rights. Please revise or advise as appropriate. It would appear from disclosure on page 38 that either of these conditions would result in the business consummation not being completed.


Risk Factors, page 10

5. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

6. Please explain the disclosure in the first full risk factor on page 13 that key personnel may remain associated with the company following the business combination. Please add disclosure in the business section regarding this matter with respect to how this will be determined and whether this will be a term of the business combination agreement. We may have further comment.


Proposed Business, page 21

7. We note the following statements contained under the heading "We have not identified a target business:" "To date, we have not selected any target business on which to concentrate our search for a business combination. Our officers, directors, promoters and other affiliates are not currently engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with us, nor have we, nor any of our agents of affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible acquisition transaction with us. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate."

Please expand this disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present. If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff. Please note that, in particular, we are not seeking simply whether a potential business combination candidate has been "selected" but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We may have further comment.

8. Please disclose whether you have any plan or arrangements to hire a consultant to help you conduct the search for a target business. We note Chardan I utilized Best of Best. Discuss whether you have similar plans. We also note the consulting fees paid to Best of Best. Discuss whether consulting fees will be paid from the proceeds not held in trust. If so, please revise the use of proceeds section accordingly. We may have further comment.

9. We note that Chardan Capital LLC will be paid $7500 a month from both Chardan II and Chardan III for office space, utilities and secretarial support and that such fees are favorable compared to what could be obtained from an unaffiliated person. We also note this space is shared with Chardan I. Please disclose all other companies utilizing this space, the amount of space being utilized and the basis for the $7,500 per month allocation.

10. In the last paragraph under the heading "Selection of a target business and structuring of a business combination," we note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders and their affiliates will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company.


Principal Stockholders, page 51
11. Please name the directors and several individuals affiliated with the companies that have agreed to purchase warrants in the public marketplace.

12. We note the statement that the individuals named on page 52
"may
be deemed to be our parent or promoter." Please clearly indicate that these individuals are your promoters, if true, and name all promoters.



Description of Securities, page 56

13. We note your disclosure on page 52 that the warrants potentially to be purchased by certain individuals will not be callable.
Please
disclose the basis for such treatment, both in this section and the summary, and include a risk factor for this issue and, if evidenced by a written agreement, please file such agreement as an exhibit to your next amendment.

14. In the disclosure under the heading "Shares Eligible for Future
Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

15. Please provide disclosure with respect to the agreements of your directors to purchase warrants in the open market following the offering, as stated in risk factor 10.


Underwriting, page 40
16. Please advise whether Early Bird Capital, Inc. or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filings, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

17. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

18. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with these offerings.


Financial Statements

19. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article
3
of Regulation S-X.


Note 2 - Proposed Public Offering, page F-10

20. We note your disclosure regarding the underwriter purchase option on page 63. Please disclose in the financial statements the material terms of the underwriter`s option, including the consideration to be paid by the underwriter, and the terms of the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter`s purchase option in your financial statements. Explain your basis for the proposed treatment and refer to EITF 00-19 and other authoritative guidance. As applicable, expand MD&A to discuss the transaction and the likely future effect on your future financial condition and results of operations.


Note 5 - Commitment, page F-10

21. We note your disclosure on page 52 regarding the commitments by your directors and affiliates to purchase warrants in the open market. Please revise the financial statements to disclose all of the material terms of these commitments.


Closing Comments

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399.



      Sincerely,



John Reynolds
Assistant Director


cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881



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Richard D. Propper
Jiangnan Huang
Chardan China Acquisition Corp. II and III
June 17, 2005
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